Exhibit 99.1

FLJ GROUP LIMITED RECEIVES NASDAQ DETERMINATION LETTER ON COMPLIANCE PLAN

SHANGHAI, May 1, 2024 /PRNewswire/ -- FLJ Group Limited (NASDAQ:FLJ) (the “Company”), today announced that it has received a letter dated April 25, 2024 (the “Determination Letter”) from the listing qualifications department staff (the “Staff”) of The Nasdaq Stock Market (“Nasdaq”), notifying that Nasdaq determined to deny the Company’s request for continued listing on The Nasdaq Global Market, and further determined that the Company did not provide a definitive plan evidencing its ability to achieve near term compliance with the continued listing requirements or sustain such compliance over an extended period of time.

As previously announced by the Company via a press release on February 21, 2024, the Company received a letter on February 20, 2024 from Nasdaq, notifying that the Company no longer complies with the requirement of $50 million in total assets and total revenue for the most recently completed fiscal year or two of the last three most recently completed fiscal years, as set forth in Nasdaq Listing Rule 5450(b)(3)(A) (the “A&R Standard”) and does not comply with an alternative requirement of Nasdaq Listing Rule 5450(b). In accordance with Nasdaq Listing Rules, the Company had 45 calendar days, or until April 5, 2024 to submit a plan to regain compliance with the A&R Standard or an alternative requirement of Nasdaq Listing Rule 5450(b).

On April 5, 2024, the Company submitted to Nasdaq a compliance plan (the “Compliance Plan”). On April 25, 2024, the Company received the Determination Letter from Nasdaq, notifying that based on the Staff’s review of the Compliance Plan, Nasdaq determined to deny the Company’s request for continued listing on The Nasdaq Global Market, and further determined that the Company did not provide a definitive plan evidencing its ability to achieve near term compliance with the continued listing requirements or sustain such compliance over an extended period of time (the “Determination”). Unless the Company requests an appeal of the Determination by May 2, 2024, trading of the Company’s American Depositary Shares will be suspended at the opening of business on May 6, 2024, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on Nasdaq.

On May 1, 2024, the Company submitted to Nasdaq a request of appeal of the Determination to a Hearings Panel (the “Panel”) pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series, which will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. There can be no assurance as to the decision of the Panel.

About FLJ Group Limited

FLJ Group Limited, through its subsidiaries and consolidated variable interest entities, operates insurance agency and insurance technology business. The insurance agency is PRC-licensed and operates nationwide in the PRC with a wide range of insurance products underwritten by major insurance companies, including industry leading and/or state-owned property and casualty insurance companies as well as certain regional property and casualty insurance companies in China. The insurance technology business is focused on operating and developing insurance technology in the PRC, including developing SaaS platform to connect consumers and underwriting support.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements include, among others, statements regarding the Company’s plans to regain compliance with Nasdaq Rules for continued listing and its appeal of the Determination to the Panel. The Company’s actual results may differ materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. The reports filed by the Company with the Securities and Exchange Commission discuss these and other important factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

SOURCE FLJ Group Limited